05039436

...NGE COMMISSION
...C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

...GE

Information ... ...kers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

BB 3/21 *

8-65876

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wachovia Capital Markets, LLC

8-65876

RECEIVED
MAR 01 2005
WASH, D.C.
153

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

301 South College Street, 8th Floor
(No. and Street)

Charlotte	NC	28288-0602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Maxwell — (704) 715-5320
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

2300 Three Wachovia Center	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Alan L. Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Capital Markets, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer .

Name Alan L. Maxwell
Title Chief Financial Officer

Notary Public *Commission expires 1/25/2006*

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Wachovia Capital Markets, LLC (the Company), a subsidiary of Wachovia Corporation, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Capital Markets, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2005

WACHOVIA CAPITAL MARKETS, LLC
(A Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets		
Cash	$	10,077
Securities purchased under agreements to resell		11,928,982
Securities owned, at market value ($14,878,096 pledged as collateral)		15,987,341
Receivable from broker-dealers and clearing organizations		7,080,574
Receivable from customers		116,572
Accrued interest receivable		152,967
Property, equipment, and leasehold improvements, net		10,267
Goodwill, net		6,112
Other assets		318,763
Total assets	$	35,611,655
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	21,430,507
Securities sold, not yet purchased, at market value		6,775,259
Payable to broker-dealers and clearing organizations		3,316,738
Payable to customers		75,266
Accrued interest payable		83,799
Other liabilities		638,879
Total liabilities		32,320,448
Subordinated borrowings		1,183,500
Member's equity:		
Total member's equity		2,107,707
Total liabilities and member's equity	$	35,611,655

See accompanying notes to statement financial condition.

(1) Summary of Significant Accounting Policies

(a) *Organization*

Wachovia Capital Markets, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wachovia Corporation (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customer's transactions through First Clearing, LLC (FCLLC) on a fully disclosed basis. FCLLC is a part of a joint venture owned 38% by Prudential Financial Inc. and 62% owned by the Holding Company.

The Company self clears the remainder of its institutional and proprietary transactions except options and futures, which are carried and cleared by unaffiliated broker dealers.

(b) *Securities Purchased/Sold Under Agreements to Resell/Repurchase*

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(c) *Securities Transactions*

Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, not yet purchased are carried at market value on a trade date basis.

(d) *Securities Lending Activity*

Securities borrowed and securities loaned are generally reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned are recorded at the amount of collateral received. The Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(e) ***Futures, Forwards, Option Contracts, and Other Financial Instruments***

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses.

(f) ***Benefit Plans***

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The Holding Company allocates expense to the Company for the defined benefit pension plan, matching savings plan, and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Holding Company's retirement and postretirement plan calculations and is therefore not available.

(g) ***Income Taxes***

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable income is primarily reported in the tax return of its member. However, certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC, therefore, state taxes will be incurred on a small portion of the company's taxable income.

(h) ***Property, Equipment, and Leasehold Improvements***

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization.

(Continued)

(i) ***Goodwill and Other Intangible Assets***

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Also under SFAS 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the statement of financial condition if they meet certain requirements.

Under the provisions of SFAS 142, goodwill and identified intangible assets with indefinite useful lives are not subject to amortization but are subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company has adopted the provisions of SFAS 141 and 142 and does not amortize goodwill.

The Company's impairment evaluations for the year ended December 31, 2004, indicated that none of the Company's goodwill is impaired.

(j) ***Other***

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short-term nature.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Cash and Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission (SEC), a qualifying security with a market value of $75,172,000 has been segregated for the exclusive benefit of clients at December 31, 2004.

(3) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition. At December 31, 2004, $285,000 of customer receivables was unsecured.

(Continued)

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2004 (in thousands):

Receivable from broker-dealers and clearing organizations:		
Deposits paid for securities borrowed	$	5,400,645
Securities failed to deliver		1,200,325
Unsettled regular way transactions, net		310,338
Syndicate receivable		82,634
Federal funds sold		59,654
Clearing fund deposits		26,618
Other		360
	$	7,080,574
Payable to broker-dealers and clearing organizations:		
Deposits received for securities loaned	$	2,270,188
Securities failed to receive		979,768
Syndicate payable		51,950
Payable for clearing, broker related to open transactions		14,803
Other		29
	$	3,316,738

(5) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased consist of trading securities at market value, as follows:

		Securities owned	Securities sold, not yet purchased
		(In thousands)	
Bankers' acceptances, commercial paper, and certificates of deposit	$	135,846	7,799
U.S. Government and agency obligations		5,763,186	2,380,915
State and municipal government obligations		15,373	—
Corporate obligations		4,113,372	1,704,237
Collateralized mortgage obligations and asset-backed securities		4,214,027	405,539
Equity securities		942,877	1,725,065
Other		802,660	551,704
Total	$	15,987,341	6,775,259

(Continued)

U.S. government and agency obligations with a market value of $293,089,000 at December 31, 2004, have been pledged to secure margin requirements with respect to futures and options transactions, and $118,582,000 have been pledged to clearing corporations. Securities owned at December 31, 2004, included debt securities issued by the Holding Company with a market value of $137,328,000.

(6) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased with agreements to resell transactions. At December 31, 2004 the fair value of this collateral was $17,919,130,000, all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with agreements to repurchase transactions and settlements related to securities sold short, not yet purchased.

(7) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2004 (in thousands):

Furniture and equipment	$	2,342
Communications and computer equipment		5,127
Property and leasehold improvements		6,906
		14,375
Less accumulated depreciation and amortization		4,108
	$	10,267

(8) Payable to Banks

In the normal course of business, the Company borrows funds to finance securities owned and securities not yet delivered. At December 31, 2004, the Company had available $715,000,000 in secured and unsecured lines of credit with various unaffiliated banks and $500,000,000 with an affiliated bank. Of these amounts, none was outstanding at December 31, 2004.

(9) Subordinated Borrowings

At December 31, 2004, the Company was indebted to the following (in thousands):

Holding Company:		
Subordinated note due January 31, 2008; variable rate of 2.93% at December 31, 2004	$	100,000
Subordinated note due January 31, 2008; variable rate of 2.93% at December 31, 2004		97,500
Subordinated note due March 22, 2011; variable rate of 2.79% at December 31, 2004		86,000
Revolving subordinated note facility of $200,000 due January 31, 2008; variable rate of 2.93% at December 31, 2004		200,000
Revolving subordinated note facility of $300,000 due September 15, 2013; variable rate of 2.93% at December 31, 2004		300,000
Revolving subordinated note facility of $350,000 due July 9, 2014; variable rate of 2.93% at December 31, 2004		350,000
Everen:		
Revolving subordinated note facility of $50,000 due June 30, 2007; variable rate of 2.75% at December 31, 2004		50,000
	$	1,183,500

All subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that the fair value of the subordinated notes at December 31, 2004, approximate their carrying value.

(10) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. These transactions are executed under terms which management believes approximates the fair value of such transactions and services.

(a) Securities Purchased Under Agreements to Resell

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $1,473,299,000 is outstanding at December 31, 2004. The agreements are due on demand. Included in accrued interest receivable at December 31, 2004 is $457,000 due from affiliates.

(Continued)

(b) ***Securities Sold Under Agreements to Repurchase***

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $1,221,107,000 is outstanding at December 31, 2004. The agreements are due on demand. Included in accrued interest payable at December 31, 2004 is $306,000 due to affiliates.

(c) ***Services Provided by the Company to Affiliates***

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $53,533,000 of receivables in other assets at December 31, 2004, are related to transactions with affiliates.

(d) ***Swap Transactions***

The Company has entered into interest rate and credit default swap transactions with Wachovia Bank, N.A., a subsidiary of the Holding Company, to hedge securities owned. At December 31, 2004, the net notional value of these swaps was $(639,987,000) and $(1,739,000,000), respectively. The net estimated fair value of the swaps at December 31, 2004, is $(15,612,000), which is included in other liabilities in the accompanying statement of financial condition.

(e) ***Clearing Services***

The company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. At December 31, 2004, receivables from broker dealers and clearing organizations includes $330,000 due from FCLLC in connection with the fully disclosed clearing arrangement. The company clears its proprietary options and futures business through two other unaffiliated broker dealers.

(f) ***Fails to Deliver and Fails to Receive***

The Company entered into securities transactions with Wachovia Bank, N.A., an affiliate registered as a Government Securities Dealer. At December 31, 2004, fails to deliver of $44,111,000 and fails to receive of $52,521,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(11) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each

customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2004.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or changes in interest rates. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in other assets or other liabilities in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. As of December 31, 2004, derivative financial instruments and their related fair values are as follows:

		Estimated fair value asset (liability)	**Contract or notional amount**
		(In thousands)	
Forward and futures contracts	$	(6,287)	(3,267,496)
Swaps		(15,612)	(2,378,987)
Purchased options		380,235	66,892,351
Written options		(294,079)	(70,144,844)

Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2004, and were subsequently settled had no material impact on the Company's financial condition or results of operations.

During the year ended December 31, 2004, the Company securitized approximately $12,270,156,000 of debt securities. The Company did not retain any interests in these securitizations, and has no continuing involvement with these securitized assets.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their

obligations in connection with their securities transactions. As of December 31, 2004, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2011. Minimum future rental payments required under such leases, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 are as follows:

		Operating leases (In thousands)
Years ending December 31:		
2005	$	9,336
2006		9,425
2007		9,425
2008		9,507
2009		9,671
After 2010		13,838

Minimum future rental commitments do not include operating leases entered into by the Holding Company for which the Company shares office space.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2004, related to these indemnifications.

(Continued)

(12) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. At December 31, 2004, the Company had net capital of $1,124,216,000, which was 781% of aggregate debit balances and $1,120,042,000 in excess of required net capital.